Exhibit 99.76

PRESS RELEASE

For immediate release

KEY MILESTONE REACHED AS NOUVEAU MONDE RECEIVES QUEBEC GOVERNMENT AUTHORISATION TO BUILD WHAT IS SET TO BECOME THE WESTERN WORLD’S LARGEST GRAPHITE MINE

»	The Québec Government has issued the environmental decree, authorising the construction of Nouveau Monde’s Matawinie mining project

»	In line with its ethos, Nouveau Monde’s development plan embraces sustainable development measures, including water management system, tailings co-disposal, progressive land reclamation and biodiversity protection, acclaimed by the government’s environmental experts

»	Eco-engineering advancing to ensure optimal design of the site’s infrastructure and progressive reclamation with vegetation that bolsters biodiversity and captures carbon

»	Community welcomes project as a positive contributor for socio-economic development, including direct and indirect employment

»	Experienced team assembled to finalize robust project schedule, costs and execution; early works to start in Q2-2021

»	The decree covers a production level of 100,000 tonnes per annum (tpa) of high-quality graphite material, which will form part of Nouveau Monde’s value-added anode strategy – supplying material for the electrical vehicles and renewable energy storage industries

MONTRÉAL, QUÉBEC, February 10, 2020 – Following a rigorous environmental review, the Québec Government has issued a ministerial decree authorising Nouveau Monde Graphite Inc.’s (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) Matawinie mining project for a 100,000-tpa high-purity graphite concentrate production. Located only 150 km north of Montréal, the Company’s world-class deposit constitutes the largest projected graphite operation in North America and Europe and is expected to become the world’s first all-electric open-pit mine.

Since filing its bankable feasibility study, Nouveau Monde has invested time and effort to meticulously plan mining and environmental engineering, master the ore metallurgical process to reach 97% purity after simple flotation, de-risk its operation through its demonstration plant, and actively engage with the local community of St-Michel-des-Saints to secure a social license to operate and with the Atikamekw First Nation.

The environmental decree now provides Nouveau Monde with the operational criteria and final design parameters to launch construction activities. From mining development and environmental engineering to metallurgy and project management, the Company has assembled an experienced team with a comprehensive skillset to finalize the robust project schedule, pay close attention to cost control and deliver sound execution.

Through an innovative coordination table set up by the Québec Government, Nouveau Monde has worked collaboratively with various authorities over the past months to prepare the permitting process. Hence, Nouveau Monde plans to start early works at the mining site as of Q2-2021, and full construction is expected to be launched in Q3-2021 once permits and authorisations are finalized. The project timeline places commissioning activities and start-up of commercial production in 2023, in time to meet the growing demand of battery manufacturers.

Arne H. Frandsen, Chairman of Nouveau Monde, commented: “Today’s milestone is something we have worked towards as a team since the outset in 2011. After a decade of meticulous planning, we can now commence the mine construction of our world-class Matawinie graphite project. We are most grateful for the continued support Nouveau Monde has received from the Québec Government and our partnership with Investissement Québec as well as the backing from our local host communities – all being important stakeholders of this success. We will exercise our mandate in the spirit of cooperation, sustainability and benefit sharing for all parties involved. The creation of the Western World’s largest anode-quality graphite mine will assist positioning Québec as the prime location for the North American battery materials hub – supplying the continent with the critical anode and cathode materials required for the batteries needed for the global electrification of mobility.”

Eric Desaulniers, President and CEO of Nouveau Monde, added: “This is a day of celebration. I founded Nouveau Monde 10 years ago, and today’s decree is a huge milestone for us all. It is a critical element which our employees, community, clients, and shareholders have been waiting for. We can be proud of the innovation and dedication that we have demonstrated throughout the engineering and environmental review phases; they now favourably position us in the marketplace. With this green light to launch our Matawinie project, we plan to bring to market a responsibly extracted high-purity graphite to supply EV and energy storage sectors with a local and sustainable alternative. Doing so will position Nouveau Monde as a leading anode material provider for decades to come, creating opportunities and unlocking value for all parties involved.”

Setting new standards for mining

Nouveau Monde is working towards developing an operation that can provide the volumes required by major auto OEMs and battery manufacturers; the most recent estimates indicate 120.3 Mt combined measured and indicated resources at a 4.26% Cg grade. Geological knowledge of the Matawinie property paired with experience in extracting and concentrating the ore at the Company’s demonstration plant have significantly de-risked the project.

Nouveau Monde has also integrated forward-looking and innovative environmental initiatives to limit the project’s footprint and protect local biodiversity, namely:

»	integrated onsite water management system guaranteeing constant monitoring and treatment that meet the highest quality standards;

»	co-disposal of tailings and waste rock in line with requirements of the best practices such as The Global Tailings Review, the International Network for Acid Prevention and the Canadian Mine Environment Neutral Drainage Program. This management solution helps avoid acid mine drainage, provides greater environmental safety in the long term and reduces the infrastructure’s footprint;

»	progressive land reclamation through backfilling of the pit and a comprehensive restoration plan;

»	all-electric fleet – a world’s first for an open-pit mine – powered by Québec’s clean, abundant, and affordable hydroelectricity.

Proactive management of environmental liability

Through its demonstration operations, Nouveau Monde has already validated its process for desulphurisation of tailings and completed the construction of a co-disposal experimental cell through a collaborative partnership with Université du Québec en Abitibi-Témiscamingue (“UQAT”) (www.uqat.ca).

Picture of the co-disposal cell at Nouveau Monde’s demonstration site, September 2020.

Over the life of mine, the Company intends to implement this system through a co-disposal pile and backfilling of the pit as of year 6, promoting thereby the restoration of the natural ecosystem while reducing environmental risks. To ensure long-term sustainability, the co-disposal storage facility will also include a capillary barrier effect multi-layer cover to block oxygen and vegetate the site.

SNC-Lavalin (www.snclavalin.com), Lamont Expert (www.lamont-expertconseil.com), Minesite Drainage Assessment Group (“MDAG”) (http://mdag.com/) and the National Research Council of Canada (“NRC”) (https://nrc.canada.ca/) have conducted modeling analysis of Nouveau Monde’s co-disposal design to study critical design parameters on sulfide oxidation reaction rates and optimise configurations of the pit backfill and co-disposal pile.

Recently the Company has expanded the mandate of NRC to simulate additional site-specific pile design parameters, like compaction level, using Nouveau Monde’s demonstration plant tailings and test cell results. NRC will expand the model developed in earlier phases and provide the Company with a strong tool to optimise tailings deposition plans.

Land reclamation starts today

Nouveau Monde is committed to reaching, and even exceeding, the original biodiversity threshold while ensuring the community’s safety and protection of water and natural resources. The Company has tasked Viridis Terra (www.viridisterra.com), a landscape restoration expert, with the preparation of an ecological and climato-edaphic study to refine reclamation parameters, and the assessment of the optimal mix for seeding from the valuation of deforestation by-products. Hence, initiatives, as early as 2021, will be launched to conduct field test beds for the study and optimisation of vegetation establishment, test flora species’ natural ability to capture metals, re-sequester carbon following deforestation activities, and enhance wetlands and phytoremediation as complementary passive natural treatment systems. Such efforts would help select species that promote the rapid return of a resilient and sustainable native ecosystem, limit wind and water erosion, enhance biodiversity, protect the co-disposal progressive cover and reduce environmental liabilities.

In collaboration with research centres, tests could be carried out in labs, in greenhouses and in situ.

Pictures of vegetation testing for root system and purifying rhizospheric capabilities.

Catalyst for socio-economic growth

In keeping with its responsible approach, Nouveau Monde has launched many initiatives since the deposit discovery to align the Matawinie project with the realities, concerns, and values of the local community. In addition to the creation of jobs and business opportunities, Nouveau Monde has signed a collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms.

The Company has also led the implementation of a professional training program in collaboration with the regional school board and two forest product companies. This paid on-the-job education program, with guaranteed employment upon graduation, is a winning formula for developing a skilled, local workforce. Launched in June 2020, the program begins training its third cohort in February 2021.

Investor briefing

Shareholders and investors are invited to attend a virtual briefing session hosted by Eric Desaulniers and Arne H. Frandsen today at 11:00 EST: https://zoom.us/webinar/register/WN_ud6ISlb7TgK4jNwncdH4Vg.

An interview with Eric Desaulniers along with images of the deposit and demonstration plant are also available for viewing here: https://youtu.be/H27afM0XL_0. ProRes files are available for the media here: https://we.tl/t-94LN8mFQQf.

The technical data included in this release were prepared by Martine Paradis, MSc, Eng., VP Engineering & Environment for Nouveau Monde and reviewed by Antoine Cloutier, géo, Chief Geologist for Nouveau Monde, both are a Qualified Person as defined by NI 43–101 Regulation.

About Nouveau Monde

Nouveau Monde is striving to become a key element in the sustainable energy revolution. The Company is working towards developing a fully-integrated source of green battery anode material in Québec, Canada. Targeting full-scale commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and high ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

Subscribe to our news feed: https://nouveaumonde.group/investors/#news

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, (ii) the intended results of the initiatives described above, (iii) the intended project output capacity and (iv) generally, or the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions. Unpredictable or unknown factors not discussed in this Cautionary Disclaimer could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group